

January 18, 2024

Sze Ting Cho
Chief Executive Officer
Cre8 Enterprise Limited
1/F, China Building
29 Queen's Road Central, Hong Kong

> **Re: Cre8 Enterprise Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted December 22, 2023**
> **CIK No. 0002003977**

Dear Sze Ting Cho:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted December 22, 2023

Cover Page

1. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a subsidiary or other entity. Please revise your filing.

2. We note your disclosure that the "BVI holding company, Cre8 BVI, has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by our subsidiaries to the BVI holding company. For the year ended December 31, 2022 and 2021, neither we nor our subsidiaries have not declared or made any dividend or contribution to its shareholders." Please revise to clarify whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to

investors, and quantify the amounts where applicable.

3. We note your disclosures about your dual class structure and differing voting rights of each class of ordinary shares. Please revise your prospectus summary and capitalization sections to provide these disclosures.

Prospectus Summary, page 1

4. State affirmatively whether you have received from Chinese authorities all requisite permissions or approvals and whether any permissions or approvals have been denied.

5. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date.

6. Please ensure that the information you provide in your filing is balanced. For example, we note your audit report contains an explanatory paragraph that your accumulated deficit and working capital deficit, net cash outflows from operating activities raise substantial doubt about your ability to continue as a going concern. To the extent you discuss, for example, your revenue, expectations of business premises expansion or hiring more staff, review each one and revise as necessary to provide balanced information including the need for substantial funding and capital. Revise your filing throughout.

7. Please disclose your current level of indebtedness.

Implications of Being an "Emerging Growth Company", page 15

8. We note your disclosure in the last bullet of the first paragraph that as an emerging growth company you will not be required to conduct an evaluation of your internal control over financial reporting. Please note that pursuant to Item 15 of Form 20-F you will be required to conduct an evaluation and provide management's report on the effectiveness of your internal control over financial reporting starting with your second annual report. Please revise the statement, or advise.

Risk Factors
We may face difficulties in recruiting and retaining experienced staff..., page 25

9. We note your risk factor that you may face difficulties recruiting and retaining employees. Update your risks characterized as potential if you have experienced material difficulties.

<u>You should read the entire prospectus carefully..., page 51</u>

10.   We note your disclosure in this section. Please revise to explain how this risk affects you and how it makes an investment in the company speculative or risky. Refer to Item 105 of Regulation S-K.

<u>Capitalization, page 57</u>

11.   Please revise to comply with Item 3.B of Form 20-F.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59</u>

12.   Please identify any trend information that is reasonably likely to have a material effect on your results of operations or financial condition. For example, we note your disclosure on page 63 that revenue from your integrated IPO financial printing services decreased by half from HK$32,563,103 in the fiscal year ended December 31, 2021 to HK$16,160,234 in the fiscal year ended December 31, 2022. Further, we note your disclosure on page 66 that your government subsidies increased significantly from HK$15,585 in the fiscal year ended December 31, 2021 to HK$2,886,365 in the fiscal year ended December 31, 2022. Refer to Item 5.D of Form 20-F.

<u>General Factors Affecting Our Results of Operations, page 60</u>

13.   Please revise to discuss all material adverse COVID-19 impacts here, and reconcile your disclosure on page 37 regarding adverse impacts. We note, for example, the disclosures that, among others, you experienced reduced demand for your integrated financial printing services. This appears inconsistent with your disclosure here that "[t]he volatility of global stock market may adversely affect or delay our potential customers' plans to commence their IPO and/or other fund raising and corporate activities. As such, our revenue and profitability may fluctuate." Clearly revise your filing throughout.

<u>Liquidity and Capital Resources, page 69</u>

14.   Please revise to comply with Item 5.B of Form 20-F. Further, please explain how your discussion of your bank borrowings on page 73 complies Item 5.B.2 of Form 20-F and is consistent with your disclosure on page F-20 or revise.

<u>Business</u>
<u>Growth Strategies, page 89</u>

15.   We note your disclosure that one of your growth strategies is to set up "new business premises in Hong Kong/Mainland China/Southeast Asia." This appears inconsistent with your disclosure on page 4 that you plan to set up only one new business premise in Southeast Asia. Please revise your filing.

Seasonality, page 94

16.   We note your disclosure that you "generally experience higher demands for our services in March, April, August and September." This disclosure appears inconsistent with your other disclosure that you experience higher demands "in the first half of each calendar year" on page 60. Please revise your filing.

Legal Proceedings, page 96

17.   We note your disclosures regarding two Proceedings and that "except the Proceedings, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations." This disclosure appears inconsistent with your other disclosure that you do not "believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the financial position, results of operations or cash flows" on page F-27. Please revise your filing.

Management, page 101

18.   Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company's supply chain/suppliers/service providers.

Compensation of Directors and Executive Officers, page 107

19.   Please update this section to reflect the information for the last full financial year. Refer to Item 6.B of Form 20-F.

Related Party Transactions, page 108

20.   Please update this section to reflect the information for the period beginning since the beginning of your preceding three financial years up to the date of the document. Refer to Item 7.B of Form 20-F. Further, please explain how your definition of related party complies with this Item or revise.

Enforceability of Civil Liabilities, page 130

21.   We note your disclosure that all of your officers and board members are based in Hong Kong and that "it may be difficult for investors" to enforce liabilities and enforcement judgments on those individuals. Please revise to clarify that it may be difficult or impossible for investors to do so. Further, if material, please address these risks in a separate risk factor.

Consolidated Financial Statements, page F-1

22.   We note that you are a nonpublic company registering its initial public offering of securities and that the audited financial statements included in the filing are now older than 12 months. To the extent you are relying on the 15-month requirement for the age of your financial statements, please file the representations outlined in Instruction 2 to Item 8.A.4 of Form 20-F as an exhibit to the registration statement. Otherwise, please update the financial statements and other financial information in the filing to comply with Item 8.A.4 of Form 20-F.

Exhibit Index, page II-2

23.   It appears that you have redacted information from Exhibits 10.1 and 10.2. Please revise the exhibit index and the exhibits to comply with Item 601(b)(10)(iv) of Regulation S-K. If you are not redacting information consistent with this Item, please advise.

General

24.   We note you are registering shares for both a primary and a secondary resale offering. Please revise to address the following:
- Revise to include a table of contents for the resale prospectus and ensure it is consistent with the explanatory note. Refer to Item 502(a) of Regulation S-K;
- Revise the disclosure on page Alt-1 to clarify the number of shares that will be outstanding following the primary offering, both with and without exercise of the overallotment option;
- Provide risk factor disclosure of the impact that the resale offering may have on the ability of the company to sell its shares in the public offering and any other related material risks; and
- Revise the second risk factor on page 46 titled "Our existing shareholders that are not included in this registration statement will be able to sell their Class A Ordinary Shares after completion of this Offering subject to restrictions under the Rule 144" to clarify whether, or the extent to which, it relates to the resale offering.

25.   Please revise your resale prospectus cover page to address the following:
- Clarify whether the resale offering is conditioned upon Nasdaq listing approval;
- Revise to cross-reference the Selling Shareholders Plan of Distribution section. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K;
- Provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies and as consistent with your primary prospectus cover page. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021;
- Prominently disclose that the company will be a controlled company post-offering, identify the controlling shareholder(s) and such shareholders' total voting power, and include appropriate risk factor disclosure;

Sze Ting Cho
Cre8 Enterprise Limited
January 18, 2024
Page 6

- Discuss your dual class structure and differing voting rights of each class of ordinary shares; and
- Revise your commission legend to reference state securities commission. Refer to Item 501(b)(7) of Regulation S-K.

26.   Please revise page Alt-6 to reference your PRC counsel opinion.

Please contact Len Jui at 202-551-6693 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Mengyi "Jason" Ye